Filed Pursuant to Rule 433
Registration No. 333-158385
April 8, 2009



$[●]
Callable Yield Notes
Linked to the S&P 500® Index and the Russell 2000® Index

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
and Prospectus Supplement dated April 3, 2009)

This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment in the notes.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference assets described below. Although the offering relates to the reference assets, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference assets or any component security included in the reference assets or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

- **Reference Assets:** S&P 500® Index (ticker: SPX) (the "SPX") and Russell 2000® Index (ticker: RTY) (the "RTY") (each of the SPX and RTY a "reference asset" and together the "reference assets")
- **Principal Amount:** $1,000 per note.
- **Trade Date:** [April 27, 2009].
- **Pricing Date:** [April 27, 2009].
- **Original Issue Date:** [April 30, 2009].
- **Final Valuation Date:** [April 27, 2010], subject to adjustment as described herein.
- **Maturity Date:** 3 business days after the final valuation date and is expected to be [April 30, 2010]. The maturity date is subject to adjustment as described herein.
- **Payment at Maturity:** For each note, the cash settlement value plus any applicable coupon.
- **Cash Settlement Value:** You will receive a cash payment on the maturity date that is based on the individual performance of each reference asset:
  - If a knock-in event occurs with respect to either reference asset during the observation period, you will receive an amount equal to the product of (A) the principal amount multiplied by (B) the sum of (i) one plus (ii) the lesser of (a) the final return of the lowest performer and (b) zero. In this case, you may lose some or all of your principal; and
  - If a knock-in event does not occur during the observation period, you will receive the principal amount.
- **Knock-In Event:** With respect to a reference asset, a knock-in event occurs if the official closing level of such reference asset reaches or falls below its knock-in level on any scheduled trading day during the observation period.
- **Knock-In Level:** With respect to a reference asset, 60% of the initial level of such reference asset.
- **Lowest Performer:** The reference asset with the lowest final return.
- **Observation Period:** The period from but excluding the trade date to and including the final valuation date.
- **Coupon Rate:** [16.00% to 19.00%] per annum. The coupon rate will be determined on the trade date.
- **Coupon Payments:** Quarterly.
- **Coupon:** On each coupon payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the coupon rate for the applicable coupon period calculated on a 30/360 day count basis, unadjusted.
- **Coupon Period:** Each period beginning on, and including, a coupon payment to, but excluding, the following coupon payment date; provided that the initial coupon period shall begin on, and include, the original issue date.
- **Coupon Payment Dates:** Quarterly, and expected to be on the 30th of January, April, July and October, commencing on July 30, 2009 and ending on, and including, the maturity date; provided that in each case if such date is not a business day then the immediately following business day shall be the coupon payment date.
- **Day Count Basis:** 30/360, unadjusted.
- **Early Redemption:** The issuer may redeem the securities in whole, but not in part, on any coupon payment date upon at least five business days notice at 100% of the principal amount of the notes, together with any accrued but unpaid interest.
- **Initial Level:** With respect to the SPX, [●], and with respect to the RTY, [●], each of which represents the official closing level of the respective reference asset on the pricing date, as determined by the calculation agent.
- **Final Level:** With respect to a reference asset, the official closing level of such reference asset on the final valuation date, as determined by the calculation agent.
- **Final Return:** With respect to a reference asset, the quotient, expressed as a percentage, of (i) the final level of such reference asset minus the initial level of such reference asset divided by (ii) the initial level of such reference asset. Expressed as a formula:

$$\left(\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}} \right)$$

- **Official Closing Level:** With respect to SPX, the official closing level on any scheduled trading day for SPX will be the closing level of such index as determined by the calculation agent based upon determinations with respect thereto made by the applicable reference sponsor and displayed on Bloomberg Professional® service page "SPX <INDEX>". With respect to RTY, the official closing level on any scheduled trading day for RTY will be the closing level of such index as determined by the calculation agent based upon determinations with respect thereto made by the applicable reference sponsor and displayed on Bloomberg Professional® service page "RTY <INDEX>".
- **Form of notes:** Book-Entry.
- **CUSIP and ISIN:** 4042K0WP6 and [●].
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.
- **Agent's Discount/ Total:** [●]
- **Proceeds to Issuer/ Total:** [●]

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
April 8, 2009



SUMMARY

General Terms

This free writing prospectus relates to an offering of notes linked to the reference assets identified on the cover page. The purchaser of a note will acquire a security linked to the reference assets. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference assets identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference assets or any component security included in the reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 3, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409018777/v145333_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value which is based on the individual performance of each reference asset:

- If a knock-in event occurs with respect to either reference asset during the observation period, you will receive an amount equal to the product of (A) the principal amount multiplied by (B) the sum of (i) one plus (ii) the lesser of (a) the final return of the lowest performer and (b) zero. In this case, you may lose some or all of your principal; and

- If a knock-in event does not occur during the observation period, you will receive the principal amount of your notes.

Coupon

On each coupon payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the coupon rate for the applicable coupon period calculated on a 30/360 day count basis, unadjusted.

The "coupon rate" is [16.00% to 19.00%] per annum.

The "coupon period" is each period beginning on, and including, a coupon payment date to, but excluding, the following coupon payment date; provided that the initial coupon period shall begin on, and include, the original issue date. The table below lists the coupon payment dates, provided, however, that in each case if a coupon payment date is not a business day then such coupon payment date shall be the next following business day:

Coupon Payment Date (expected)
July 30, 2009
October 30, 2009
January 30, 2010
April 30, 2010

Early redemption

The notes are redeemable at our option in whole, but not in part, on any coupon payment date (such date the "early redemption date") upon five business days notice. If the notes are redeemed prior to the maturity date, you will be entitled to receive only the principal amount of the notes and any accrued but unpaid interest in respect of coupon periods ended on or before the early redemption date. In this case, you will lose the opportunity to continue to accrue and be paid interest in respect of coupon periods ending after the early redemption date. The table below lists the early redemption dates and their corresponding dates by which notice of early redemption must be given, provided, however, that in each case if an early redemption date is not a business day then such early redemption date shall be the next following business day:

Date by which Notice of Redemption must be given	Early Redemption Date (expected)
July 23, 2009	July 30, 2009
October 23, 2009	October 30, 2009
January 25, 2010	January 30, 2010
April 23, 2010	April 30, 2010

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to a reference asset, then the final valuation date with respect to that reference asset will be the next day that is a scheduled trading day with respect to that reference asset. If a market disruption event (as defined below) exists with respect to a reference asset on the final valuation date, then the final valuation date for that reference asset will be the next scheduled trading day for that reference asset on which a market disruption event does not exist with respect to that reference asset. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the final valuation date for that reference asset, the determination of that reference asset's official closing level will be made on such final valuation date, irrespective of the existence of a market disruption event with respect to the other index. If a market disruption event exists with respect to the final valuation date for a reference asset on five consecutive scheduled trading days for that reference asset, then that fifth scheduled trading day will be such final valuation date for such reference asset, and the calculation agent will determine the official closing level of that reference asset on that date in accordance with the formula for and method of calculating that reference asset last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each security comprised in that reference asset (or if an event giving rise to a market disruption event has occurred with respect to a stock in that reference asset on that fifth scheduled trading day, its good faith estimate of the value for that stock).

If the final valuation date for any reference asset is postponed, then the maturity date will also be postponed until the fifth business day following the postponed final valuation date for that reference asset and no interest will be payable in respect of such postponement.

"Market disruption event" means, with respect to a reference asset, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to any security included in a reference asset or (B) in futures or options contracts relating to a reference asset on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for any security included in a reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to a reference asset on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange relating to any security included in a reference asset or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means, with respect to a reference asset, each exchange or quotation system on which futures or options contracts relating to such reference asset are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such reference asset on such temporary substitute exchange or quotation system as on the original related exchange).

"Relevant exchange" means, with respect to a reference asset, any exchange on which securities then included in such reference asset trade.

"Scheduled closing time" means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means, with respect to a reference asset, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for their respective regular trading sessions.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the level of both reference assets will remain above their knock-in level on every day during the observation period and you believe that the level of the reference assets will not increase over the term of the notes where such increase is likely to exceed the coupon.

♦ You are willing to make an investment that is exposed to downside performance of the lowest performer on a 1 to 1 basis if a knock-in event

The notes may not be suitable for you if:

♦ You believe the level of a reference asset will decrease below its knock-in level on any day during the observation period or you believe that the level of the reference assets will increase over the term of the notes and such increase is likely to exceed the coupon.

♦ You are unwilling to make an investment that is exposed to downside performance of the lowest performer on a 1 to 1 basis if a knock-in event occurs.

occurs.

- You are willing to invest in the notes given that your return on the notes is limited to the coupon.
- You are willing to forego dividends paid on the stocks included in the reference assets.
- You seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.
- You seek an investment whose return is linked to the S&P 500® Index and the Russell 2000® Index.

- You seek an investment that is exposed to the full potential appreciation of the reference assets.
- You prefer to receive the dividends paid on any stocks included in the reference asset.
- You do not seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You do not seek an investment whose return is linked to the S&P 500® Index and the Russell 2000® Index.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference assets or the securities comprising the reference assets. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances";

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."; and

- "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Your Entire Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if a knock-in event occurs during the observation period and the final return of the lowest performer is less than zero. In this case, the cash settlement value you will be entitled to receive at maturity will be less than the principal amount of the notes and you could lose your entire initial investment if the lowest performer falls to zero. An investment in the notes is not principal protected and you may receive less at maturity than you originally invested in the notes, or you may receive nothing, excluding any accrued or unpaid interest.

You will Not Participate in any Appreciation in the Level of the Reference Assets.

The notes will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the final return of each reference asset is greater than zero (regardless of whether a knock-in event has occurred), you will not receive the appreciation of either reference asset. Assuming the notes are held to maturity the maximum amount payable with respect to the notes will not exceed the sum of the principal amount plus any coupon. Under no circumstances, regardless of the extent to which the level of the reference asset appreciates, will your return exceed the coupon. In some cases, you may earn significantly less by investing in the notes than you would have earned by investing in an instrument directly linked to the performance of the reference asset.

If a Knock-In Event Occurs, Your Return will be Based on the Individual Performance of the Lowest Performer

If a Knock-In Event occurs, your return will be based on the individual performance of the lowest performer. This will be true even if the official closing level of the lowest performer never reached or fell below its knock-in level on any scheduled trading day during the observation period.

Your Return will be Negative Even if a Knock-In Event Occurs With Respect To Only One Reference Asset and the Final Return of Only One Reference Asset is Less Than Zero

Your return will be negative even if a knock-in event occurs with respect to only one reference asset and the final return of only one reference asset is less than zero. Even if the official closing level of only one reference asset reaches or falls below its knock-in level on any scheduled trading day during the observation period, a knock-in event will have occurred.

The Notes Are Subject to Early Redemption, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

The notes are subject to early redemption. The notes may be redeemed on any coupon payment date upon at least five business days notice. If the notes are redeemed prior to the maturity date, you will be entitled to receive only the principal amount of your notes and any accrued but unpaid interest in respect of coupon period ended on or before the early redemption date. In this case, you will lose the opportunity to continue to accrue and be paid interest in respect of coupon periods following the early redemption date. It is more likely that the securities will be redeemed prior to the maturity date if a knock-in event has occurred. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the notes.

Since the Notes are Linked to the Performance of More Than One Reference Asset, You Will be Fully Exposed to the Risk of Fluctuations in the Levels of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because the notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the reference assets to the same degree for each reference asset. For example, in the case of notes linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of notes linked to the lowest performer of each of two reference assets, the individual performances of each of the reference assets would not be combined to calculate your return and the depreciation of either reference assets would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the lowest performer of the two reference assets to which the notes are linked.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

Changes that Affect the Reference Assets Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of a publisher, sponsor or compiling authority for a reference asset (each a "reference sponsor") concerning additions, deletions and substitutions of the constituents included in a reference asset and the manner in which a reference sponsor takes account of certain changes affecting those constituents included in the applicable reference asset may affect the value of such reference asset. The policies of a reference sponsor with respect to the calculation of the applicable reference asset could also affect the level of such reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of such reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

Uncertain Tax Treatment.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations."

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference assets relative to their initial levels. We cannot predict the final levels of the reference assets on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial levels of the reference assets used in the illustrations below are not the actual initial levels of the reference assets. You should not take these examples as an indication or assurance of the expected performance of the reference assets.

Hypothetical Examples of Cash Settlement Values Payable at Maturity

Because the return on the notes depends upon whether a knock-in event occurs and the final return of the lowest performer, we cannot present a complete range of possible cash settlement values payable at maturity. The four examples below set forth a sampling of hypothetical cash settlement values payable at maturity based on the following assumptions:

- Principal amount of notes = $1,000

- The initial level is 798 for SPX and 423 for RTY.

- No exercise of our early redemption right.

- The knock-in level for each reference asset is 60.00% of the initial level of such reference asset.

- Your cash settlement value payable at maturity is calculated as shown in the examples below.

- In addition to the cash settlement value payable at maturity, you will be entitled to receive coupon payments quarterly on each coupon payment date, up to and including the maturity date or the early redemption date, as the case may be.

The examples provided herein are for illustration purposes only. The actual cash settlement value, if any, will depend on whether a knock-in event occurs and, if so, the final return of the lowest performer. You should not take these examples as an indication of potential payments. It is not possible to predict whether a knock-in event will occur and, if so, whether he final return of the lowest performer will be less than zero, or to what extent the final return will be less than zero.

Example 1: A knock-in event occurs because the official closing level of one reference asset reaches its knock-in level; and the final return of the lowest performer is less than zero.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	798	798 (100% of Initial Level)	877.80 (110% of Initial Level)
RTY	423	253.8 (60% of Initial Level)	253.8 (60% of Initial Level)

Since the official closing level of RTY reaches its knock-in level during the observation period, a **knock-in event occurs**. RTY is also the lowest performer.

Therefore, the final return of the lowest performer =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (253.8 – 423)/423 = \textbf{-40.00\%}$$

The Payment at Maturity = principal amount of the notes × (1 + (lesser of (a)final return of the lowest performer and (b) zero))

$$= \$1,000 \text{ x } (1 – 0.40) = \textbf{\$600.00}$$

Example 2: A knock-in event occurs because the official closing level of one reference asset reaches its knock-in level; the lowest performer never reaches or falls below its knock-in level; and the final return of the lowest performer is less than zero.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	798	478.8 (60% of Initial Level)	877.80 (110% of Initial Level)
RTY	423	279.18 (66% of Initial Level)	279.18 (66% of Initial Level)

Since the official closing level of SPX reaches its knock-in level during the observation period, a **knock-in event occurs**. RTY is the lowest performer, even though its official closing level never reaches or falls below its knock-in level.

Therefore, the final return of the lowest performer =

$$\frac{\text{Final Level of RTY – Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (279.18 – 423)/423 = \textbf{-34.00\%}$$

The Payment at Maturity = principal amount of the notes × (1 + (lesser of (a)final return of the lowest performer and (b) zero))

$$= \$1,000 \text{ x } (1 – 0.34) = \textbf{\$660.00}$$

Example 3: A knock-in event occurs because the official closing level of at least one reference asset reaches its knock-in level; and the final return of the lowest performer is greater than zero.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	798	478.8 (60% of Initial Level)	877.80 (110% of Initial Level)
RTY	423	380.7 (90% of Initial Level)	507.60 (120% of Initial Level)

Since the official closing level of SPX reaches its knock-in level, a **knock-in event occurs**. SPX is also the lowest performer.

Therefore, the final return of the lowest performer =

$$\frac{\text{Final Level of SPX – Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (877.80 – 798)/798 = \textbf{10.00\%}$$

The Payment at Maturity = principal amount of the notes × (1 +(lesser of (a)final return of the lowest performer and (b) zero))

$$= \$1,000 \text{ x } (1 + 0.0) = \textbf{\$1,000}$$

Example 4: A knock-in event does not occur.

Reference Asset	Initial Level	Lowest Official Closing Level of the Reference Asset during the Observation Period	Final Level on Final Valuation Date
SPX	798	526.68 (66% of Initial Level)	877.80 (110% of Initial Level)
RTY	423	283.41 (67% of Initial Level)	465.30 (110% of Initial Level)

Since the official closing level of each reference asset did not reach or fall below its knock-in level, a knock-in event does not occur.

Therefore, the Redemption Amount equals **$1,000**.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 investment in notes for a hypothetical range of performance for the lowest performing reference asset's final return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $10,000
- Knock-in Level: 60.00% of the initial level of a reference asset
- Coupon Rate: 17.50% per annum
- The notes are held until maturity and are not redeemed early.

Lowest Performer's Final Return	Knock-in Event Does Not Occur[1]				Knock-in Event Occurs[2]			
	Cash Settlement Value	Total Coupon Paid on the Notes	Total Payment on the Notes	Return on Notes at Maturity	Cash Settlement Value	Total Coupon Paid on the Notes	Total Payment on the Notes	Return on Notes at Maturity
100.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
90.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
80.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
70.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
60.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
50.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
40.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
30.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
20.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
10.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
0.00%	$10,000	$1,750	$11,750	17.50%	$10,000	$1,750	$11,750	17.50%
-10.00%	$10,000	$1,750	$11,750	17.50%	$9,000	$1,750	$10,750	7.50%
-20.00%	$10,000	$1,750	$11,750	17.50%	$8,000	$1,750	$9,750	-2.50%
-30.00%	$10,000	$1,750	$11,750	17.50%	$7,000	$1,750	$8,750	-12.50%
-40.00%	N/A	N/A	N/A	N/A	$6,000	$1,750	$7,750	-22.50%
-50.00%	N/A	N/A	N/A	N/A	$5,000	$1,750	$6,750	-32.50%
-60.00%	N/A	N/A	N/A	N/A	$4,000	$1,750	$5,750	-42.50%
-70.00%	N/A	N/A	N/A	N/A	$3,000	$1,750	$4,750	-52.50%
-80.00%	N/A	N/A	N/A	N/A	$2,000	$1,750	$3,750	-62.50%
-90.00%	N/A	N/A	N/A	N/A	$1,000	$1,750	$2,750	-72.50%
-100.00%	N/A	N/A	N/A	N/A	$0	$1,750	$1,750	-82.50%

[1] The official closing levels of both reference assets never reach or fall below their respective knock-in levels on any scheduled trading day during the observation period.

[2] The official closing level of a reference asset reaches or falls below its knock-in level on any scheduled trading day during the observation period.

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSETS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any of the securities comprising the reference assets. All disclosures contained in this free writing prospectus regarding the reference assets, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference assets or any constituent included in the reference assets contained in this free writing prospectus. You should make your own investigation into the reference assets as well as stocks included in the reference assets. The reference sponsors have no obligation to continue to publish, and may discontinue publication of, the reference assets. The reference sponsors may discontinue or suspend the publication of the applicable indices at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsors is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 6, 2009, 411 companies, or 82.20% of the constituents in the index, traded on the New York Stock Exchange (the "NYSE") and 89 companies, or 17.80% of the constituents in the index, traded on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the "NASDAQ"). S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of April 6, 2009, indicated in parenthesis: Industrials (58), Utilities (35), Telecommunication Services (9), Materials (28), Information Technology (75), Energy (39), Consumer Staples (41), Consumer Discretionary (81), Health Care (54) and Financials (80). Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The applicable reference asset does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)   the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v)   the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the SPX, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \ \times \ \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and a reference asset component's market value.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of the SPX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through April 6, 2009. The closing level of the SPX on April 6, 2009 was 835.48. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the SPX should not be taken as an indication of future performance, and no assurance can be given that the level of the SPX will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
December 31, 2008	1,167.03	741.02	903.25
March 31, 2009	943.85	666.79	797.87
April 1, 2009 through April 6, 2009	845.61	783.32	835.48

The Russell 2000® Index

We have derived all information relating to RTY, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by Russell Investment Group. Russell Investment Group is under no obligation to continue to publish, and may discontinue or suspend the publication of RTY at any time.

RTY is an index calculated, published, and disseminated by the Russell Investment Group, and measures the composite price performance of stocks of 2,000 companies incorporated and domiciled in the United States and its territories. All 2,000 stocks are traded on the New York Stock Exchange, the American Stock Exchange LLC, or NASDAQ, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. RTY is designed to track the performance of the small capitalization segment of the United States equity market.

Only stocks belonging to companies domiciled in the U.S. are allowed into RTY. Preferred and convertible preferred stock, paired shares, redeemable shares, warrants, participating preferred stock, trust receipts, rights, royalty trusts, limited liability companies, pink sheets, limited partnership, OTC Bulletin Board companies and closed-end mutual funds are excluded from RTY. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in RTY, although exceptions to this general rule have been made where the Russell Investment Group has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in RTY. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on May 31 of each year, the Russell Investment Group reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. Real-time dissemination of RTY began on January 1, 1987.

Computation of RTY

RTY is a capitalization-weighted index. RTY reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. RTY is determined by adding the market values of the component stocks, which are gotten by multiplying the price of each stock by the number of available shares, to get the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of RTY on the base date of December 31, 1986. The most recently traded price for a security will be used in determining RTY. If a component security is not open for trading, the most recently traded price for that stock will be used. The divisor is adjusted to reflect certain events in order to provide consistency for RTY. The events include changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other changes. Available shares are considered to be available for trading. Exclusion of market value held by other listed companies and large holdings by private investors (10% or more) is based on information recorded in Securities and Exchange Commission filings.

Annual reconstitution is the process by which RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or change in style characteristics. Reconstitution ensures that the correct companies are represented in RTY.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission filings. Other sources are used in cases of missing or questionable data.

The following types of shares considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans that comprise 10.00% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in RTY are held by another company also in RTY, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns 10.00% or more of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ.

The following summarizes the types of RTY maintenance adjustments and indicates whether or not an index adjustment is required.

- "No Replacement" Rule – Securities that leave RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in RTY will fluctuate according to corporate activity.

- Rule for Corporate Action-Driven Changes – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from RTY at the open of trading on the ex-date using the previous day's closing prices.

- When acquisitions or mergers take place within RTY, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of RTY. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e. the Russell 3000® Index or the Russell 1000® Index), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – When deleting stocks from RTY as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the Primary Exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest Primary Exchange closing price available will be used.

- Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in RTY at the latest reconstitution.

- Quarterly IPO Additions – Eligible companies that have recently completed an initial public offering are added to RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to RTY using their industry's average style probability established at the latest constitution.

In order for a company to be added to RTY in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end : (i) price/trade; (ii) rank larger in total market capitalization than the market-adjusted smallest company in RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Each month, RTY is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in RTY. This does not affect treatment of major corporate events, which are effective on the ex-date.

License Agreement with Russell Investment Group

We have entered, or are exploring entering, into a non-exclusive license agreement with Russell Investment Group, whereby we and our affiliates and subsidiary companies, in exchange for a fee, will be permitted to use RTY, which is owned and published by Russell Investment Group, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by the Russell Investment Group (including its affiliates). Russell Investment Group has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. Russell Investment Group makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of RTY to track general stock market performance. Russell Investment Group has no relationship to HSBC other than the licensing of RTY and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by Russell Investment Group without regard to HSBC or the notes. Russell Investment Group has no obligation to take the needs of HSBC or the owners of the notes into consideration in determining, composing or calculating RTY. Russell Investment Group is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Russell Investment Group has no liability in connection with the administration, marketing or trading of the notes.

Russell Investment Group is under no obligation to continue the calculation and dissemination of RTY and the method by which RTY is calculated and the name "Russell 2000®" or "RTY" may be changed at the discretion of Russell Investment Group. No inference should be drawn from the information contained in this free writing prospectus that Russell Investment Group makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of RTY to track general stock market performance. Russell Investment Group has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating RTY. Russell Investment Group is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the notes or in the determination or calculation of the equation by which the notes are to be settled in cash. Russell Investment Group has no obligation or liability in connection with the administration, marketing or trading of the notes. The use of and reference to RTY in connection with the notes have been consented to by Russell Investment Group.

Russell Investment Group disclaims all responsibility for any inaccuracies in the data on which RTY is based, or any mistakes or errors or omissions in the calculation or dissemination of RTY.

Historical Performance of RTY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of RTY for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through April 6, 2009. The closing level of the RTY on April 6, 2009 was 447.56. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the starting level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	654.30	603.75	615.07
June 30, 2005	648.19	570.03	639.66
September 30, 2005	688.51	638.93	667.80
December 30, 2005	693.63	614.76	673.22
March 31, 2006	767.16	666.58	765.14
June 30, 2006	784.62	669.88	724.67
September 30, 2006	738.16	668.58	725.59
December 31, 2006	801.01	712.17	787.66
March 30, 2007	830.01	760.06	800.71
June 29, 2007	856.39	798.17	833.70
September 30, 2007	856.48	736.00	805.45
December 31, 2007	852.06	734.40	766.03
March 31, 2008	768.46	643.28	687.97
June 30, 2008	763.27	684.88	689.66
September 30, 2008	764.38	647.37	679.58
December 31, 2008	679.57	371.26	499.45
March 31, 2009	519.18	342.57	422.75
April 1, 2009 through April 6, 2009	456.13	412.77	447.56

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit and the value of the lowest performer at such time), and a deposit with us of cash in an amount equal to the "issue price" or purchase price of your note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the notes is less than one year, we intend to treat the Deposits as "short-term debt instruments" for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances, the notes may be outstanding for more than one year, it is possible that the Deposit may not be treated as short-term obligations. In that event, the U.S. federal income tax treatment of the Deposit would be described under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement.

If the notes are redeemed prior to maturity, you should generally recognize no gain or loss with respect to the Deposit, and you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish a reference asset on any day on which such reference asset is scheduled to be published and such reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be such reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If a reference asset is discontinued or if the reference sponsor of such reference asset fails to publish such reference asset and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the level of such reference asset using the same general methodology previously used by the reference sponsor of such reference asset, but using only those component securities that comprised such reference asset immediately prior to that discontinuation or failure to publish such reference asset. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date for such reference asset or (ii) a determination by the calculation agent that such reference asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating a reference asset or a successor index, or the level thereof, is changed in a material respect, or if such reference asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of such reference asset or successor index does not fairly represent the level of such reference asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating a reference asset or a successor index is modified so that the level of such reference asset or successor index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust such reference asset or successor index in order to arrive at a level of such reference asset or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of a reference asset may adversely affect the value of, and trading in, the notes.

"Reference sponsor" means:

- with respect to SPX, Standard & Poor's, a division of The McGraw-Hill Companies, Inc;

- with respect to RTY, Russell Investment Group.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the third scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated final return. If a market disruption event exists with respect to a reference asset on any such scheduled trading day, then the disrupted final valuation date for such reference asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing final valuation date during the term of the notes). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, prospectus addendum, and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Summary FWP-2
Investor Suitability FWP-4
Risk Factors FWP-5
Illustrative Examples FWP-8
Description of the Reference Assets FWP-12
Certain U.S. Federal Income Tax Considerations FWP-18
Certain ERISA Considerations FWP-18
Discontinuance or Modification of the Reference Asset FWP-18
Events of Default and Acceleration FWP-19

Prospectus Supplement

Risk Factors S-3
Pricing Supplement S-16
Description of Notes S-16
Sponsors or Issuers and Reference Asset S-37
Use of Proceeds and Hedging S-37
Certain ERISA S-38
Certain U.S. Federal Income Tax Considerations S-39
Supplemental Plan of Distribution S-52

Prospectus

About this Prospectus 2
Special Note Regarding Forward-Looking Statements 2
HSBC USA Inc. 3
Use of Proceeds 3
Description of Debt Securities 4
Description of Preferred Stock 16
Description of Warrants 22
Description of Purchase Contracts 26
Description of Units 29
Book-Entry Procedures 32
Limitations on Issuances in Bearer Form 36
Certain U.S. Federal Income Tax Considerations
    Relating to Debt Securities 37
Plan of Distribution 52
Notice to Canadian Investors 54
Certain ERISA Matters 58
Where You Can Find More Information 59
Legal Opinions 59
Experts 59

HSBC USA Inc.

$[●]

Callable Yield Notes

Linked to the S&P 500® Index and the Russell 2000® Index

April 8, 2009

FREE WRITING PROSPECTUS